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                                 August 23, 2005



BY FEDERAL EXPRESS

Securities and Exchange Commission
100 F Street N.E.
Mail Stop 7010
Washington, DC 20549-7010
Attn:  Mr. Jason Wynn

         Re: KCS Energy, Inc.
         Registration Statement on Form S-4
         File No. 333-126393

Dear Mr. Wynn:

         Set forth below are the responses of KCS Energy, Inc., a Delaware corporation (the "Company"), to comments received from the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission by letter dated August 5, 2005, with respect to the Company's Registration Statement on Form S-4 (File No. 333-126393) (the "Registration Statement"). Where applicable, our responses indicate the additions, deletions or revisions we included in Amendment No. 1 to the Registration Statement ("Amendment No. 1"). For your convenience, our responses are prefaced by the exact text of the Staff's corresponding comment in italicized text. The references to page numbers in the responses to the Staff's comments correspond to the pages in Amendment No. 1 that we are filing today via EDGAR.

         Also enclosed are supplemental materials requested by the Staff.

Form S-4

General

    1. The staff notes that you are registering the new notes in reliance on the staff's position enunciated in Exxon Capital Holdings Corporation, SEC no-action letter (available April 13, 1989); Morgan Stanley & Co. Incorporated, SEC no-action letter (available June 5, 1991) regarding resales; and Shearman & Sterling, SEC no-action letter (available July 2, 1993) with respect to the participation of broker-dealers. Accordingly, with the next amendment please provide us with a supplemental letter:
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         (1)  stating that the issuer is registering the exchange offering reliance upon these letters, and

         (2) including statements and representations substantially in the form set forth in the Morgan Stanley and Shearman & Sterling no-action letters.

    We may comment further upon reviewing your response.

    RESPONSE: The Company is submitting the form of supplemental letter together with Amendment No. 1.

Cover Page

    2. We note that you have left blank the expiration date of the offer pending effectiveness of this registration statement. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what may ultimately be the twentieth business day. Please confirm that the offer will be open for at least twenty full business days to ensure compliance with Rule 14e-1(a). See Rule 14d-1(g)(3).

    RESPONSE: The Company supplementally confirms that the offers will be open for a full 20 business days, and that it intends to have the offers expire at 5:00 p.m. on the twenty-first business day.

    3. Please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

    RESPONSE: The expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Cautionary Statement Regarding Forward-Looking Statements, page iii

    4. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Securities Act Section 27A(b)(2)(C) and Exchange Act Section 21E(b)(2)(C). Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

    RESPONSE: We have revised the disclosure on page iii of Amendment No. 1 to state explicitly that the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with the exchange offer.

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The Exchange Offer, page 31

Conditions to the Exchange Offer, page 37

    5. We note that you may determine in your "sole discretion" whether certain offer conditions have occurred or are satisfied. Please revise to include an objective standard for the determination of whether a condition has been satisfied.

    RESPONSE: The requested revision has been made to the section of Amendment No. 1 entitled "Conditions to the Exchange Offer" on page 38 of Amendment No. 1. We have made similar revisions to pages 32, 34 and 35 of Amendment No. 1.

    Please do not hesitate to call the undersigned at (713) 220-4744 with any comments or questions regarding this letter or the above-referenced Amendment No. 1.

                                      Very truly yours,

                                      /s/ Diana M. Hudson

                                      Diana M. Hudson

cc:   Tangela Richter (Securities and Exchange Commission)
      James W. Christmas (KCS Energy, Inc.)
      Frederick Dwyer (KCS Energy, Inc.)
      Scott B. Tallman (Firm)